UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                             PMA Capital Corporation
                             -----------------------
                                (Name of Issuer)


                  Class A Common Stock, $5 par value per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    693419202
                                    ---------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [   ]     Rule 13d-1(b)

          [   ]     Rule 13d-1(c)

          [ X ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edward H. Owlett
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ______
     (b) ______
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Citizen of the United States of America
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5    SOLE VOTING POWER

               775,100 shares
     ---------------------------------------------------------------------------
     6    SHARED VOTING POWER

               85,500 shares
     ---------------------------------------------------------------------------
     7    SOLE DISPOSITIVE POWER

               775,100 shares
     ---------------------------------------------------------------------------
     8    SHARED DISPOSITIVE POWER

               85,500 shares
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          860,600 shares
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10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

          X
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.3%
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12   TYPE OF REPORTING PERSON (See Instructions)

          IN
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
                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 2 of 6 Pages
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Item 1(a)      Name of Issuer:

               PMA Capital Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               1735 Market Street, Philadelphia, PA 19103-7590

Item 2(a)      Name of Person Filing:

               Edward H. Owlett

Item 2(b)      Address of Principal Business Office, or, If None, Residence:

               One Charles Street, Wellsboro, PA 16901

Item 2(c)      Citizenship:

               Citizen of the United States of America

Item 2(d)      Title of Class of Securities:

               Class A Common Stock, $5 par value per share

Item 2(e)      Cusip Number:

               693419202

Item 3         If this Statement is filed  pursuant to 13d-1(b),  or 13d-2(b) or
               (c), check whether the person filing is a:

               Not applicable.

Item 4         Ownership:

               (a)  Amount Beneficially Owned:

                    860,600 shares(1)(2)

               (b)  Percent of Class:

                    8.3%(1)(2)

               (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or direct the vote: 775,100 shares(1)

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 4 of 6 Pages
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               (ii) shared power to vote or direct the vote: 85,500 shares(1)(2)

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    775,100 shares(1)

               (iv) shared  power to dispose or to direct  the  disposition  of:
                    85,500 shares(1)(2)

          -------------------

     (1) Represents (i) 635,910 shares of the Company's Common Stock, $5 par value per share, or 5.0% of the outstanding shares of the Company's Common Stock, which are convertible into 635,910 shares of the Company's Class A Common Stock, and (ii) 224,690 shares of the Company's Class A Common Stock. Of these shares, (i) 399,025 shares of Common Stock and 9,500 shares of Class A Common Stock are held in certain Owlett family trusts, and Mr. Owlett shares voting and dispositive power with Citizens & Northern Bank with respect to 47,500 of such shares of Common Stock and 9,500 of such shares of Class A Common Stock; and (ii) 20,660 shares of Common Stock and 7,840 shares of Class A Common Stock are held by Mr. Owlett's wife, and Mr. Owlett disclaims beneficial ownership of the shares held by his wife. This total also includes 93,100 shares of Class A Common Stock held in certain non-family trusts for which Mr. Owlett serves as sole trustee; Mr. Owlett disclaims beneficial ownership of the shares held in these trusts. On each matter submitted to the Company's shareholders for a vote, holders of the Company's Common Stock are entitled to ten votes per share, and holders of the Company's Class A Common Stock are entitled to one vote per share. Therefore, based upon total shares outstanding of 12,648,658 shares of Common Stock and 9,692,854 shares of Class A Common Stock, which information has been supplied by the Company, and assuming no conversions of shares of Common Stock into Class A Common Stock, Mr. Owlett is entitled to cast 4.8% of the total votes that could be cast on a matter submitted to the Company's shareholders for a vote.

     (2) As of December 31, 1999, PMA Foundation (the "Foundation") owned 4,561,225 shares of Common Stock and 912,225 shares of Class A Common Stock, or 36.1% and 9.4%, respectively, of each such class (5,473,450 shares of Class A Common Stock, or 38.4% of such class, assuming conversion of all shares of Common Stock held by the Foundation into shares of Class A Common Stock). The Board of Trustees of the Foundation has sole voting power and investment power with respect to the shares of Common Stock and Class A Common Stock of the Company held by the Foundation. Mr. Owlett is a member of the Board of Trustees of the Foundation and disclaims beneficial ownership of the Foundation's shares, which are excluded from the shares reported above. As of December 31, 1999, Pennsylvania Manufacturers' Association, Northeast Branch ("NE Branch") owned 70,500 shares of Common Stock and 14,100 shares of Class A Common Stock, representing less than 1% of each class of stock. The Board of Trustees of NE Branch has sole voting power and investment power with respect to the shares held by the NE Branch. Mr. Owlett is a member of the Board of Trustees of NE Branch and disclaims beneficial ownership of NE Branch's shares, which are excluded from the shares reported above.

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 5 of 6 Pages
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Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6         Ownership of More Than Five Percent on Behalf of Another Person:

               No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Common Stock beneficially owned by Mr. Owlett, except that the right to receive dividends with respect to (i) the shares held by the Owlett family trusts described above, (ii) the shares held by certain other non-family trusts of which Mr. Owlett serves as sole trustee described above and (iii) shares held by Mr. Owlett's wife, is held by such respective persons. Also, Mr. Owlett's wife has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by her. None of these trusts or Mr. Owlett's wife, however, beneficially owns more than 5% of the Company's Class A Common Stock or Common Stock.

Item 7         Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported On by the Parent Holding Company or Control Person:

               Not applicable.

Item 8         Identification and Classification of Members of the Group:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10        Certifications:

               Not applicable.

                                  SCHEDULE 13G

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CUSIP No. 693419202                                            Page 6 of 6 Pages
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Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







Date: February 2, 2000                  /s/ Edward H. Owlett
      ------------------                --------------------
                                        Edward H. Owlett